Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD TO HOST SECOND INVESTOR WEBINAR

TORONTO, ONTARIO -- (Marketwire – February 28, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that the Company will host an investor webinar on Sunday, March 3, 2013 at 9:00am EST. The webinar, the second in the Company’s Investor Webinar series, is being held to coincide with the beginning of the PDAC International Convention, Trade Show & Investors Exchange in Toronto, which commences at 10:00am on Sunday, March 3, 2013. The webinar will be broadcast on the homepage of the Company’s website at www.lsgold.com.

The purpose of the webinar will be to review questions received from investors and analysts since the Company hosted its first webinar on January 31, 2013. Questions reviewed will be taken from those received during investor meetings and calls, as well as through the contact form on the Company’s website and its social media accounts, up to the end of the day on Friday, March 1, 2013.

Mark Utting, Vice-President, Investor Relations of Lake Shore Gold, commented: “Since our last webinar, we have participated in two investor conferences and two investor roadshows and issued a press release relating to the expected reduction in the carrying value of our assets. We have had a very busy February and have received a lot of questions from investors and analysts and plan to address the most significant during the webinar. Our webinar series reflects our commitment to be transparent in our communications and to ensure that the information we provide to the market is available to all investors.”

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com